                                  PURCHASE AGREEMENT

       THIS AGREEMENT is entered into as of the 10th day of March 1997, by and between WILLIAM D. REID and JOHNYE B. REID ("Seller"), and GOLDEN STATE VINTNERS, a California corporation, or its nominee ("Buyer").

                                       RECITALS

       Seller owns and has leased to Buyer the land and improvements located at 1075 Golden Gate Drive in Napa, California, pursuant to a certain Warehouse Lease, dated June 15, 1995 (the "Lease"), which grants Buyer an option to purchase that property. Buyer has exercised the purchase option in the Lease and wants to buy that property. The parties are entering into this Agreement to set forth the terms and conditions of the sale to Buyer.

       NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

       1. AGREEMENT OF SALE. Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller that certain real property (the "Land") located at 1075 Golden Gate Drive in Napa County, California and more particularly described in attached EXHIBIT A, together with:

              a. the warehouse building of approximately 78,168 square feet, any and all fixtures, parking areas, landscaping and other improvements located upon the Land (collectively the "Improvements");

              b. all machinery, equipment, furnishings and other tangible personal property owned by Seller and used in connection with the maintenance or operation of the Improvements (collectively the "Personal Property"), a current list of which is attached as Schedule I to EXHIBIT B;

              c. all easements, rights of way, privileges, licenses, appurtenances and other rights and benefits of Seller or belonging to the Land (collectively the "Privileges");

              d. the certificate(s) of occupancy with respect to the Improvements and all other building or equipment permits, consents, authorizations, variances, waivers, licenses, permits, certificates and approvals from any governmental or quasi-governmental authority with respect to the Land or the Improvements (collectively the "Approvals"); and

              e. all architectural, mechanical, engineering, as-built and other plans, specifications and drawings (collectively the "Plans") all surveys (including any ALTA survey) and all soil, environmental, engineering, or other reports or studies (collectively the "Reports"), and all transferable or assignable warranties, representations, guaranties, contract rights and miscellaneous rights (collectively the "Warranties") relating to the ownership, development, use and operation of the Land and Improvements.

       The Land, Improvements, Personal Property, Privileges, Approvals, Plans, Reports and Warranties are sometimes collectively called herein the "Property."

       2. PURCHASE PRICE. The purchase price for the Property shall be equal to the sum of $125,000 and the outstanding principal balance and outstanding accrued interest under two loans in favor of Sumitomo Bank of California ("Sumitomo"), secured by the Property, and in the original principal amounts of $2,120,000 and $104,887 (the "Sumitomo Loans") as of the "Closing" (as defined in Section 6.1 below) (the "Purchase Price"); provided, however, that Buyer shall only be obligated to pay the Purchase Price by paying $125,000 directly to Seller, in the form of cash, cashier's check or federal funds wire transfer, on the following payment schedule: $25,000 on the date of Closing, $50,000 on January 5, 1998, and $50,000 on June 1, 1998, and by either assuming the obligations of or paying in full the Sumitomo Loans. Nothing contained in this Agreement shall require Buyer to assume the Sumitomo Loans. The Purchase Price shall be allocated as follows: Land $1,841,902 (83.47%) and Improvements $364,761 (16.53%).

       3.     TITLE.

              3.1 PERMITTED TITLE EXCEPTIONS. Seller shall deliver good and marketable title to the Property to Buyer subject only to the following exceptions (the "Permitted Title Exceptions"):

                     a. a lien for local real estate taxes and assessments not yet due or payable; and

                     b. such other exceptions as may be approved in writing by Buyer pursuant to Section 5.1.b. below.

              3.2 ALTA OWNER'S POLICY. Evidence of title shall be the issuance at the Closing by Chicago Title Insurance Company (the "Title Company") of its ALTA 1970 Form B Owner's Policy of Title Insurance with extended coverage in the amount of the Purchase Price, insuring that fee title in the Property is vested in Buyer subject only to the Permitted Title Exceptions and containing those endorsements required by Buyer pursuant to Section 5.l.c below (the "Title Policy"). The Title Policy shall be issued free of all standard or general exceptions which the Title Company is permitted by applicable law to remove or modify, including: (i) unrecorded mechanic's lien claims, (ii) rights of parties in possession, (iii) unrecorded taxes and assessments, (iv) unrecorded easements, and (v) any state of facts which a current survey would disclose (other than survey matters shown on the survey and accepted by Buyer).

       4. DOCUMENTS TO BE DELIVERED TO BUYER. Within thirty (30) days of February 28, 1997 (the date Buyer exercised its option to purchase the Property pursuant to the Lease), Seller shall provide Buyer with each of the following documents and items, except as otherwise noted below:

              a. TITLE REPORT. A current ALTA preliminary title report for the Property (the "Title Report"), together with a copy of each document referred to in the Title Report.

              b. ALTA SURVEY. A copy of any surveys of the Land, in Seller's possession, showing the Improvements constructed thereon and easements of record and encroachments, if any.

              c. AGREEMENTS. Copies of all existing easements, covenants, restrictions, agreements, Warranties, and other documents which affect the Property and are not disclosed by the Title Report, and which Seller has in its possession or is able to obtain through the exercise of Seller's best efforts.

              d. PROPERTY DOCUMENTS. Copies of or access to all of the Plans, Reports and Approvals and an inventory of the Personal Property which Seller has in its possession or is able to obtain through the exercise of Seller's best efforts.

              e. SERVICE CONTRACTS. Copies of all service, maintenance, management and other contracts and agreements related to the operation and management of the Property (collectively, "Service Contracts") which Seller has in its possession or is able to obtain through the exercise of Seller's best efforts. Buyer shall have until thirty (30) days prior to the Closing to notify Seller if Buyer will assume any of such Service Contracts as of the Closing. On or before Closing, Seller shall terminate all Service Contracts that Buyer does not so elect to assume.

              f. OPERATING DOCUMENTS. Copies of all real and personal property tax bills and utility bills and a statement of income and expenses for the Property for the last two years, and all notices regarding any actual or potential claim, default, violation or liability with respect to the Property, that Seller has in its possession.

              g. PROPERTY REPORTS. Copies of or access to all environmental studies and reports in Seller's possession relating to the Property, including any correspondence with any governmental entity concerning environmental conditions of the Property, and copies of or access to all other reports or studies concerning the Property or its physical condition in Seller's possession.

       Buyer agrees that if it does not receive any of the foregoing within the required time periods, it will notify Seller and give Seller a reasonable opportunity to provide the omitted documents, before it will deem Seller to be in default under this Agreement.

       5.     CONDITIONS TO CLOSING.

              5.1 BUYER'S CONDITIONS. Buyer's obligation to purchase the Property is conditioned upon the satisfaction of each of the following conditions, any of which may be enforced or waived in Buyer's sole discretion:

                     a. The performance by Seller of every obligation of Seller hereunder, and the truth of each representation and warranty made in this Agreement by Seller at the time the representation or warranty was made and as of the Closing.

                     b. Buyer's review and approval of the Title Report, all title exceptions, and the ALTA survey, if any, and Buyer's receipt of the Title Policy on Closing. Buyer shall notify Seller in writing of any objections Buyer has to the Title Report, the title exceptions or the survey, if any, and of any endorsements Buyer will require, at least thirty (30) days prior to the Closing. Seller may, but shall be under no obligation to, correct any such objections, except that Seller shall be required to remove any monetary liens or encumbrances and all title exceptions, except title exception numbers 1, 2, 3, 4, 5, 6 and 7 listed in Schedule B of the Title Report attached as Exhibit B to the Lease and encumbrances and exceptions to title created by Tenant or approved by Tenant at the time of recording, and to give Title Company an indemnity if required in order for Title Company to remove from the Title Policy any creditors' rights exceptions. If the objections cannot be removed prior to or upon the Closing, Seller will advise Buyer thereof in writing and Buyer may either waive its objections or seek other remedies against Seller pursuant to this Agreement and/or the Lease.

                     c. No material casualty or condemnation and no material adverse change in the zoning of the Property may have occurred.

              5.4 WAIVER. Buyer may, at any time or times before the Closing, waive one or more of the foregoing conditions, without affecting its rights and remedies with respect to the remaining conditions. Any such waiver must be in writing and signed by Buyer.

       6.     CLOSING.

              6.1 CLOSING DATE. The consummation of the purchase and sale of the Property (the "Closing") shall be held at the offices of the Title Company on or before May 28, 1997 (the date specified by Buyer in its election to exercise its option to purchase the Property pursuant to the Lease).

              6.2 SELLER'S DEPOSITS INTO ESCROW. Seller shall deposit the following documents and items into escrow:

                     a. a duly executed and acknowledged grant deed conveying the Land and Improvements to Buyer, subject only to the Permitted Title Exceptions;

                     b. a duly executed bill of sale, in the form of attached EXHIBIT B, transferring the Personal Property to Buyer;

                     c. a duly executed assignment, in the form of attached EXHIBIT C, assigning to Buyer all of Seller's interest in the Plans and Reports, all Warranties, any Service Contract that Buyer elects to assume, and all Approvals;

                     d. originals of all Service Contracts that Buyer elects to assume, Warranties, and originals or copies of all Plans, Reports, and Approvals in Seller's possession;

                     e. an affidavit in the form of attached EXHIBIT D stating that Seller is not a "foreign person" under IRC Section 1445(f)(3);

                     f. a duly executed certificate from Seller certifying that there has been no change in or damage to the Property or its use or operation (or specifying such change or damage) from the commencement date of the Lease and that the representations and warranties described in Section 7.1 are complete and accurate as of the Closing date;

                     g. cash equal to the amount of any closing prorations that are the responsibility of the Seller as set forth below; and

                     h. such other documents as may reasonably be required to complete the Closing.

              6.3 BUYER'S DEPOSITS INTO ESCROW. Buyer shall deposit the following into escrow:

                     a. the $25,000 portion of the Purchase Price in accordance with the provisions of Section 2 above (subject to any federal or state tax withholding requirements);

                     b. an unsecured promissory note in favor of Seller, in the form of attached EXHIBIT E, in the principal amount of $100,000, bearing no interest and requiring two $50,000 payments on January 5, 1998 and June 1, 1998;

                     c. Buyer's share of the closing costs and closing prorations as described below; and

                     d. such other documents as may reasonably be required to complete the Closing.

              6.4 PRORATIONS. All rents and other sources of income and all expenses for the Property will be prorated on the Closing date on the basis of the actual number of days in the month, 365 days in the year, and appropriate adjustments made between the parties; provided, however, that the parties acknowledge that, pursuant to the terms of the Lease, Buyer is responsible for all real and personal property taxes assessed against the Property, insurance premiums, costs of utilities, normal operating expenses and normal repairs and maintenance costs of the Property and that accordingly, no prorations should be required at the Closing. If the amount of any proration cannot be determined or cannot be determined accurately at the Closing, the adjustments will be made between the parties as soon after Closing as possible.

              6.5 CLOSING COSTS. Buyer shall pay all transfer taxes, the cost of the Title Policy and the Title Company's escrow and recording fees.

              6.6 CLOSING. Pursuant to Section 6.1 above, Title Company shall close the escrow for this transaction when it is in a position to issue the Title Policy and has received from Seller and Buyer the items required of each in Sections 6.2 and 6.3 above. Title Company shall close escrow by doing the following:

                     a. Recording the Grant Deed in the Official Records of the Napa County Recorder;

                     b. Delivering to Buyer the Title Policy, the original documents and items listed in Section 6.2 above, and a closing statement for the escrow consistent with this Agreement and satisfactory to Buyer and Seller (the "Closing Statement"), and any refund due Buyer; and

                     c. Delivering to Seller the amount due Seller as shown on the Closing Statement, Seller's closing statement and the original documents listed in Section 6.3 above.

              6.7 POSSESSION. Seller shall deliver possession of the Property to Buyer on the Closing date.

       7.     REPRESENTATIONS AND WARRANTIES.

              7.1 REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby makes the following representations and warranties to Buyer, which representations and warranties shall survive the Closing and all of which (i) are material and are being relied upon by Buyer, and (ii) are complete and accurate as of the date hereof and shall be complete and accurate at the Closing date:

                     a. To the best of Seller's knowledge, after reasonable inquiry, all contracts, materials, reports and other documents delivered to Buyer in connection with the Lease and the purchase and sale of the Property are all of the documents or agreements affecting the Property, are originals or complete and accurate copies, and are in fall force and effect and without default by any party thereto. To the best of Seller's knowledge, after reasonable inquiry, no information or documents given to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact making the statements contained therein misleading.

                     b. To the best of Seller's knowledge, after reasonable inquiry, except as disclosed to Buyer in writing, Seller does not have knowledge of any condemnation proceedings, sewer moratorium, zoning changes, or any land-use or development regulations or proceedings, existing or proposed, which would affect the use and operation of the Property, nor has Seller received notice of any special assessment proceedings affecting the Property.

                     c. This Agreement and all documents executed by Seller which are to be delivered to Buyer at the Closing are, or at the time of Closing will be, legal, valid, and binding obligations of Seller, and do not, and at the time of Closing will not, violate any provision of any agreement to which Seller is a party or to which it is subject or any law, judgment or order applicable to Seller.

                     d. At the time of Closing, there will be no outstanding contracts made by Seller for any improvements to the Property which have not been fully paid for, and Seller shall cause to be discharged all mechanics' or materialmen's liens arising from any labor or materials furnished to the Property on behalf of Seller prior to the time of Closing.

                     e. Seller is the sole owner of the Property free and clear of any right to or claim of possession by any other party, except as disclosed on the Title Report and for Buyer's rights under the Lease, and has authority to sell it to Buyer. There are no unrecorded easements or claims of encroachment or prescriptive easement affecting the Property.

                     f. Seller is not a "foreign person" within the meaning of IRC Section 1445(f)(3).

                     g. To the best of Seller's knowledge, after reasonable inquiry, there is no claim, litigation, or governmental investigation or proceeding, actual or potential, that may affect the Property.

                     h. No proceedings under any bankruptcy or insolvency laws have been commenced by or against Seller which have not been terminated; no general assignment for the benefit of creditors has been made by Seller; and no trustee or receiver of Seller's property has been appointed.

                     i. To the best Seller's knowledge, after reasonable inquiry, there are no claims, defects, problems or facts which would prevent Buyer from using and operating the Property after the Closing in the normal manner in which similar properties in the area are operated.

                     j. There are no uncured defaults, or acts or omissions which with notice or the passage of time, or both, would constitute a default under any of the documents evidencing or securing the Permitted Title Exceptions.

                     k. Seller has not Handled and has no knowledge of the Handling of any Hazardous Materials at, on, under, or about the Property and has no knowledge of any Hazardous Materials having affected the Property in any manner prior to the commencement date under the Lease. Buyer acknowledges having received a copy of the Phase I Environmental Site Assessment, dated November 18, 1994, prepared by Balbl & Chang Associates. The capitalized terms shall have the following definitions:

                            (i)    "HAZARDOUS MATERIALS" shall mean any
substance: (A) that now or in the future is regulated or governed by, requires investigation or remediation under, or is defined as a hazardous waste, hazardous substance, pollutant or contaminant under any federal, state or local laws, regulations or permits (the "Laws") and any amendments thereto, including, for example only and without limitation, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601 ET SEQ., and the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 ET SEQ., or (B) that is toxic, explosive, corrosive, flammable, radioactive, carcinogenic, dangerous or otherwise hazardous, including, for example only and without limitation, gasoline, diesel, petroleum hydrocarbons, polychlorinated biphenyls
(PCBs), asbestos, radon and urea formaldehyde foam insulation.

                            (ii)   "ENVIRONMENTAL REQUIREMENTS" shall mean all
present and future Laws, permits, licenses, approvals, authorizations and other requirements of any kind applicable to Hazardous Materials.

                            (iii)  "HANDLE," "HANDLED," or "HANDLING" shall mean
any installation, introduction, presence, handling, generation, storing, treatment, use, disposal, discharge, release, manufacture, refinement, presence, migration, emission, abatement, removal, transportation, or any other activity of any type in connection with or involving Hazardous Materials.

                            (iv)   "ENVIRONMENTAL LOSSES" shall mean all costs
and expenses of any kind, damages, foreseeable and unforeseeable, consequential damages, fines and penalties incurred in connection with any violation of and compliance with Environmental Requirements and all losses of any kind attributable to the diminution of value, loss of use or adverse effects on marketability or use of any portion of the Property.

              7.2 REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby makes the following representations and warranties to Seller, which representations and warranties shall survive the Closing and all of which (i) are material and are being relied upon by Seller, and (ii) are complete and accurate in all respects as of the date hereof and shall be complete and accurate as of the Closing date:

                     a. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California. This Agreement and all documents executed by Buyer which are to be delivered to Seller at the Closing are, or at the time of Closing will be, duly authorized, executed, and delivered by Buyer, and are, or at the Closing will be, legal, valid, and binding obligations of Buyer, and do not, and at the time of Closing will not, violate any provisions of any agreement to which Buyer is a party or to which it is subject or any law, judgment or order applicable to Buyer.

                     b. No proceedings under any bankruptcy or insolvency laws have been commenced by or against Buyer which have not been terminated; no general assignment for the benefit of creditors has been made by Buyer; and no trustee or receiver of Buyer's property has been appointed.

              7.3 All of the representations and warranties in this Agreement shall survive the Closing and delivery of the Property to Buyer for a period of eighteen (18) months; provided, however, in the event any party notifies the other party before the end of such period that facts or circumstances which may give rise to a claim hereunder have been discovered, or have been claimed, and of the nature of such facts and circumstances, the obligations hereunder of the party so notified shall survive as to such facts or circumstances to the maximum extent permitted by law.

       8. INDEMNIFICATION. Each party hereby agrees to indemnify, protect, defend and hold harmless the other party from and against all claims, demands, liabilities, losses, damages, costs and expenses, including reasonable attorneys' fees and costs incurred in defending against the same, arising from or in connection with any misrepresentations or breach of warranty, covenant or agreement made by such party in this Agreement or in any document, certificate, or exhibit given or delivered to the other party pursuant to or in connection with this Agreement. Seller further agrees to indemnify, defend, protect and hold harmless Buyer from and against any claims, demands, liabilities, losses, damages, costs and expenses, including reasonable attorneys' fees and costs incurred in defending against the same, arising from or in connection with Seller's ownership of the Property prior to the Closing date, excluding only claims, liability, damages, losses, costs or expenses to the extent caused by the negligence or willful misconduct of Buyer or its partners, shareholders, directors, officers, employees, agents, invitees, licensees, contractors or other persons acting with authority for or on behalf of Buyer ("Buyer's Representatives"). These indemnifications shall survive the Closing and conveyance of the Property to Buyer for a period of eighteen (18) months; provided, however, in the event any party notifies the other party before the end of such period that facts or circumstances which may give rise to a claim hereunder have been discovered, or have been claimed, and of the nature of such facts and circumstances, the obligations hereunder of the party so notified shall survive as to such facts or circumstances to the maximum extent permitted by law.

       9. RISK OF LOSS; INSURANCE PROCEEDS; CONDEMNATION. The provisions of the Lease regarding insurance (Article 11), damage to the Property (Article 12) and condemnation (Article

13) shall control the obligations of the parties through the Closing date, and those provisions are hereby incorporated into this Agreement as if fully set forth herein; provided, however, that notwithstanding any contrary provisions in the Lease, if Buyer completes the purchase of the Property, all available insurance proceeds and condemnation awards shall be tendered and/or assigned to Buyer by Seller as of the Closing date, and provided, further, that if a material portion of the Property is condemned, Buyer shall have the right to elect to terminate this Agreement and not purchase the Property, upon written notice to Seller given within thirty (30) days of Buyer's receipt of notice of the condemnation.

       10. SELLER'S COVENANTS DURING CONTRACT PERIOD. Between Buyer's exercise of its option to purchase the Property and the Closing, Seller shall not (i) sell or offer the Property for sale publicly or otherwise solicit, entertain or accept offers for the sale of the Property from any party, and (ii) take any material actions affecting the Property, including actions affecting title, physical condition or creating new leases, contracts, easements or encumbrances of any kind without Buyer's prior written consent.

       11. ASSIGNMENT. Neither party may assign its rights or delegate its obligations hereunder without the prior written consent of the other party, except that Buyer shall have the right to assign this Agreement, without the consent of Seller, to any affiliate of Buyer. Such permitted assignee of Buyer shall then be entitled to acquire the Property on the terms set forth herein. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, heirs, successors and assigns.

       12.    MISCELLANEOUS.

              12.1 NOTICE. All notices and any other communications permitted or required under this Agreement must be in writing and will be effective (i) immediately upon delivery in person or by facsimile copy, or (ii) upon the next calendar day after deposit with a commercial courier or delivery service for overnight delivery, or (iii) three days after deposit with the United States Postal Service, certified mail, return receipt requested, postage prepaid. All notices must be properly addressed and delivered to the parties at the addresses set forth below, or at such other addresses as either party-may subsequently designate by written notice given in the manner provided in this Section:

              Seller:              William D. and Johnye B. Reid
                                   3620 Spring Mountain Road
                                   St. Helena, CA 95474
                                   Facsimile No: (707) 963-7960

              Buyer:               Golden State Vintners
                                   60 East Sir Francis Drake Blvd., Suite 302
                                   Larkspur, CA 94939
                                   Attn: Jeffrey B. O'Neill
                                   Facsimile No: (415) 461-4497

              with a copy to:      Farella Braun & Martel LLP
                                   235 Montgomery Street, 30th Floor
                                   San Francisco, CA 94104
                                   Attn: Edward A. Cherry, Esq.
                                   Facsimile No: (415) 954-4480

              12.2 HEADINGS. The headings used herein are for purposes of convenience only and should not be used in construing the provisions hereof.

              12.3 COVENANT OF FURTHER ASSURANCES. The parties hereby agree to execute such other documents and perform such other acts as may be necessary or desirable to carry out the purposes of this Agreement.

              12.4 ENTIRE AGREEMENT. This document and the Lease represent the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements. This Agreement may only be modified by a written instrument signed by both parties.

              12.5 PARTIAL INVALIDITY. If any term, covenant or condition of this Agreement or its application to any person or circumstances shall be held to be invalid or unenforceable, the remainder of this Agreement or the application of such term or provisions to other persons or circumstances shall not be affected.

              12.6 NO WAIVER. No consent or waiver by either party to or of any breach of any representation, covenant or warranty shall be construed as a consent to or waiver of any other breach of the same or any other representation, covenant, or warranty.

              12.7 ATTORNEYS' FEES. In the event of any controversy, claim or action being filed between the parties respecting this Agreement or in connection with the Property, the prevailing party shall be entitled, in addition to all expenses, costs or damages, to reasonable attorneys' fees, whether or not such controversy was litigated or prosecuted to judgment.

              12.8 BROKERS AND FINDERS. Neither party has had any contact or dealings regarding the Property, through any licensed real estate broker or other persons who can claim a right to a commission or finder's fee in connection with this transaction. In the event that any other party claims a commission or finder's fee in this transaction, the party through whom the party makes his claim shall be responsible for said commission or fee and shall indemnify the other against all costs and expenses (including reasonable attorneys' fees) incurred in defending against the same. This indemnification shall survive termination of this Agreement for any reason and the Closing on the purchase of the Property.

              12.9 TIME OF THE ESSENCE. Time is of the essence of this Agreement.

              12.10 GOVERNING LAW. This Agreement is entered into and shall be governed by and construed in accordance with the laws of the State of California.

              12.11 INTERPRETATION. All parties have been represented by counsel in the preparation and negotiation of this Agreement, and this Agreement shall be construed according to the fair meaning of its language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement.

              12.12 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which when taken together shall constitute one binding agreement.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

       SELLER:                            WILLIAM D. REID and JOHNYE B. REID


                                          By:  /s/  William D. Reid
                                              ---------------------------------
                                          Date:  March 16, 1997
                                               --------------------------------


                                          By:  /s/  Johnye B. Reid
                                              ---------------------------------
                                          Date:  March 16, 1997
                                               --------------------------------


       BUYER:                             GOLDEN STATE VINTNERS,
                                          a California corporation


                                          By:  /s/  Jeffrey B. O'Neill
                                              ---------------------------------
                                               Jeffrey B. O'Neill, President
                                          Date:
                                               --------------------------------